Filed pursuant to Rule 433
Registration No. 333-275801
May 2, 2024
PRICING TERM SHEET

Issuer:	Ohio Power Company
Designation:	Senior Notes, Series T, due 2034
Principal Amount:	$350,000,000
Maturity:	June 1, 2034
Coupon:	5.65%
Interest Payment Dates:	June 1 and December 1
First Interest Payment Date:	December 1, 2024
Benchmark Treasury:	4.000% due February 15, 2034
Benchmark Treasury Yield:	4.577%
Reoffer Spread:	T +110 basis points
Yield to Maturity:	5.677%
Price to Public:	99.789% of the principal amount thereof
Transaction Date:	May 2, 2024
Settlement Date:	May 6, 2024 (T+2)
Optional Redemption Terms:
Make-whole call:	Prior to March 1, 2034 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after March 1, 2034 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	677415 CW9 / US677415 CW95
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc.
Co-Manager:	Samuel A. Ramirez & Company, Inc.
Expected Ratings*:	Baa1 (Stable) by Moody’s Investors Service, Inc. BBB+ (Negative) by S&P Global Ratings, a division of S&P Global Inc. A (Negative) by Fitch Ratings, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC toll-free at (800) 269-6864, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856.